UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Christopher & Banks Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171046105

(CUSIP number)

Jonathan Duskin

c/o Macellum Capital Management, LLC

99 Hudson Street, 5th Floor

New York, New York 10013

(212) 956-3008

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, address and telephone number of person authorized to receive notices and communications)

March 27, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Retail Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 140,000 shares of Common Stock underlying options.
(2)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Advisors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 140,000 shares of Common Stock underlying options.
(2)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 140,000 shares of Common Stock underlying options.
(2)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Jonathan Duskin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,912,588 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,912,588 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,912,588 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 140,000 shares of Common Stock underlying options.
(2)	Based on 36,929,420 shares of common stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Christopher & Banks Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2400 Xenium Lane North, Plymouth Minnesota 55441. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a) The Reporting Persons are:

1. Macellum Retail Opportunity Fund, LP

2. Macellum Capital Management, LLC

3. Macellum Advisors GP, LLC

4. Macellum Management, LP

5. MCM Managers, LLC

6. MCM Management, LLC

7. Jonathan Duskin

(b) The business address of each of the Reporting Persons is:

99 Hudson Street, 5th Floor

New York, New York 10013

(c) Each of the Reporting Persons is engaged in the business of investment. Each of Macellum Retail Opportunity Fund, LP (“Opportunity Fund”) and Macellum Capital Management, LLC (“Macellum Capital Management”) was formed for the purpose of making equity investments. Macellum Management, LP (“Macellum Management”) serves as the investment manager for Opportunity Fund. Macellum Advisors GP, LLC (“Macellum GP”) serves as the general partner of Opportunity Fund and Macellum Management. MCM Managers, LLC (“MCM Managers”) serves as the managing member of Macellum Capital Management and MCM Management, LLC (“MCM Management”) serves as the managing member of MCM Managers. Jonathan Duskin (“Mr. Duskin”) is the sole member of Macellum GP and is the managing member of MCM Management. Mr. Duskin may be deemed to indirectly beneficially own the securities directly held by Opportunity Fund and Macellum Capital Management because Mr. Duskin may be deemed to have voting and investment power over such securities by virtue of his relationship with Macellum GP and MCM Management. Each of Macellum Management, Macellum GP, MCM Managers, MCM Management and Mr. Duskin disclaims beneficial ownership of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of Macellum Management, Macellum GP, MCM Managers, MCM Management or Mr. Duskin is the beneficial owner of such securities for purposes of Schedule 13(d) or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(d) The Reporting persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1. Macellum Retail Opportunity Fund, LP – Delaware

2. Macellum Capital Management, LLC – Delaware

3. Macellum Advisors GP, LLC – Delaware

4. Macellum Management, LP – Delaware

5. MCM Managers, LLC – Delaware

6. MCM Management, LLC – Delaware

7. Jonathan Duskin – United States of America

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock and options to purchase shares of Common Stock purchased by Opportunity Fund and the shares of Common Stock purchased by Macellum Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases through brokers. The aggregate purchase price of the 1,740,006 shares of Common Stock and the options to purchase 140,000 shares of Common Stock beneficially owned by Opportunity Fund was approximately $9,563,837.92, excluding brokerage commissions. The aggregate purchase price of the 32,582 shares of Common Stock beneficially owned by Macellum Capital Management was approximately $178,095.31, excluding brokerage commissions.

ITEM 4.	Purpose of Transaction.

On April 1, 2015, Macellem GP sent a letter (the “Letter”) to Paul L. Snyder, the Chairman of the Board of the Issuer, regarding leadership and operational weaknesses that have contributed to the Issuer’s underperformance. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision. Also, the Reporting Persons and/or their affiliates intend to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 36,929,420 shares of Common Stock outstanding as of November 28, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on December 5, 2014.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 99.1, which is incorporated herein by reference.

d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Reporting Persons contained in Item 2 is incorporated herein by reference.

On March 27, 2015, Opportunity Fund purchased American-style call options referencing 140,000 shares of the Issuer’s Common Stock with a strike price of $5 which are exercisable through May 15, 2015.

On April 1, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Letter to Paul L. Snyder, Chairman of the Board of Christopher & Banks Corporation, dated April 1, 2015.

99.2	Transactions in securities of Christopher & Banks Corporation effected in the past sixty days.

99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2015

MACELLUM RETAIL OPPORTUNITY FUND, LP

By:	Macellum Advisors GP, LLC,
its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM CAPITAL MANAGEMENT, LLC

By:	MCM Managers, LLC,
its managing member

By:	MCM Management, LLC,
its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM MANAGEMENT, LP

By:	Macellum Advisors GP, LLC,
its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MCM MANAGERS, LLC

By:	MCM Management, LLC,
its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

/s/ Jonathan Duskin
JONATHAN DUSKIN